Exhibit 99.1
Consent of JupiterResearch
JupiterResearch grants Omniture, Inc. permission to disclose the following information taken from the [US Online Retail Forecast, 2006 to 2011] report in all filings made by Omniture with the U.S. Securities and Exchange Commission.
“According to JupiterResearch, the amount of offline United States retail sales influenced by online channels was nearly six times that of online retail sales and close to 86% of online users research their offline purchases online.”
“Despite the Internet’s growth, e-commerce remains at an early stage of development, accounting in 2006 for just 5% of the total United States retail market, excluding the automotive, travel and prescription drug markets, according to JupiterResearch.”
It is understood by both JupiterResearch and Omniture that JupiterResearch will be credited as the source of publication.

May 11, 2007	JUPITERRESEARCH

/s/ Vikram Sehgal

Name: JupiterResearch
Title: Research Director